UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 0R 15d-16 0F THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant's name into English)

Section A, Building 3, Dian Tong Creative Square
No. 7 Jiuxianqiao North Road, Chaoyang District
Beijing, 100015, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Other Information

Attached hereto as Exhibit 99.1 is press release dated November 12, 2019.

Exhibits

99.1	Press Release, dated November 12, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019	ChinaCache International Holdings Ltd.

	By:	/s/ Tong Tian
Tong Tian
Finance Vice President